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James H. Sullivan, Jr.	Direct Dial: 212-210-9522	E-mail: james.sullivan@alston.com
July 21, 2009
VIA EDGAR
Mr. Dan Duchovny
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
     Re:     NorthStar Real Estate Income Trust, Inc., File No. 333-157688
Dear Mr. Duchovny:
     Below is the text of our e-mail correspondence, dated July 8, 2009, in response to your comments regarding the proposed share repurchase program of NorthStar Real Estate Income Trust, Inc. (“NorthStar”). We are filing the text of this correspondence today via EDGAR per your request.
Notice of program modifications or amendments
     You have asked us to provide justification for the provision in NorthStar’s share repurchase program permitting the board of directors to amend, suspend, or terminate the share repurchase program at any time upon 10 days’ notice instead of the 30 day notice requirement contained in the share repurchase programs of many of the recent non-listed REITs that have received Staff no-action relief.
     There are important business reasons to allow NorthStar’s board of directors to modify the share repurchase program with a 10 day notice period, particularly in light of NorthStar’s investment strategy which seeks to capitalize on changing market conditions in order to obtain the best possible risk/return dynamic for its stockholders. Unlike many of the non-listed REITs that have previously received Staff no-action relief, NorthStar intends to invest principally in commercial real estate loans and real estate-related securities, the value of which may change more rapidly and with less notice than real property investments. The nature of NorthStar’s targeted investments necessitates the board of directors having greater flexibility to quickly respond to unforeseen changes in market or other economic conditions in a manner that is in the best interest of the company’s remaining stockholders. We believe that this is consistent with the no-action relief granted by the Staff to Behringer Harvard REIT (October 26, 2004) and Apple REIT Six (April 30, 2006) which allowed for even greater flexibility by permitting the board to modify their share repurchase programs “at any time.”

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Mr. Dan Duchovny
July 21, 2009

     Finally, while we do not believe that the repurchase program is a tender offer, NorthStar’s share repurchase program provides a time period for changes to the plan similar to what is required under the tender offer rules. Under the tender offer rules and Staff interpretations, a tender offer is required to remain open for five business days following a material change. For price changes or changes in the percentage of shares sought in the offer, ten business days are required. Thus, a 10 calendar day notice period for modification of a share repurchase program seems reasonable.
“Prompt Payment” Issues
     You have asked whether paying redemption requests 30 days following the end of the quarterly redemption period raises any “prompt payment” issues. We do not believe that it does. The purpose of the prompt payment requirement in tender offers is to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.” See Release No. 34-16384 (November 29, 1979). Setting aside the issue that the repurchase program is not a tender offer and therefore prompt payment is not expressly required, NorthStar’s stockholders who submit their shares for redemption are not irrevocably bound after the redemption period closes. During the period between the quarter-end and the redemption date, redeeming stockholders may withdraw their redemption request at any time and are also entitled to participate in any distributions. Because a stockholder is able to withdraw his or her redemption request until three days prior to the redemption date, payment is being made only three days after a stockholder is locked into his or her redemption decision. Since the stockholder continues to receive the benefits of share ownership until three days prior to the redemption date, the 30 day period between the end of the quarter and the redemption date has very little practical effect on the stockholder.
     The mechanics involving share repurchases of a non-listed REIT require extended time periods to settle transactions. The 30 day payment period allows the company to evaluate the redemption requests, determine what funds are available for redemption and determine the pro-rata basis of each redemption, if applicable. It also allows the board of directors to evaluate the financial status of the company so it can be responsible to the non-redeeming stockholders of the company.
Board Discretion to Reserve Additional Funds
     You have also asked us whether other non-listed REIT redemption programs that have received no-action relief in the past have permitted the board of directors, at its discretion, to reserve additional funds for redemption as in the NorthStar share repurchase program. In a brief survey of non-listed REIT no-action letters, we found that, although a majority of non-listed REITs do not provide for this type of discretion, there are a few that share this feature. For example, CNL Income Properties, Inc. (No-Action Letter dated March 11, 2004)

Mr. Dan Duchovny
July 21, 2009

had an additional $100,000 per calendar quarter to spend on the repurchase program at its discretion. Behringer Harvard REIT (No-Action Letter dated October 26, 2004) could use an additional 1% of its operating cash-flow from the previous fiscal year.
     Additionally, several other non-listed REITs have permitted the board of directors to exercise discretion in determining the amount of funds to use for redemption. See CB Richard Ellis Realty Trust S-11 S-11/A, p. 102, filed January 23, 2009 (will redeem if there are funds available); Wells Timber Real Estate Investment Trust, Inc. S-11/A, p. 106, filed August 8, 2006 (the board can use any additional amounts reserved for such purpose); Behringer Harvard Mid-Term Value Enhancement Fund (the cash available for redemption will be limited to 1.0% of the operating cash flow from the previous fiscal year, plus any proceeds from our distribution reinvestment plan S-11/A, p. 86, filed Feb 11, 2003).
     It is important to note that even with discretionary amounts allocated to repurchase programs, the repurchase programs are still limited to the 5% annual cap.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (212) 210-9522.
Sincerely,
/s/ James H. Sullivan
James H. Sullivan, Jr.